RNS Restructure Proposals

Proposed Financial Restructuring

HURRICANE ENERGY PLC

Released 08:28:57 30 April 2021

RNS Number : 1528X
Hurricane Energy PLC
30 April 2021

30 April 2021

Hurricane Energy plc

("Hurricane", the "Company" or the "Group")

Proposed Financial Restructuring

Hurricane Energy plc, the UK based oil and gas company, provides an update on the previously announced stakeholder engagement process and discloses operational and financial projections which have been shared with an ad hoc group of bondholders (the "Ad Hoc Committee"), holding in aggregate approximately 69% by value of the Company's $230 million convertible bonds due 24 July 2022 (the "Convertible Bonds") as part of business planning, financing and balance sheet restructuring discussions.

As part of this process, in recent months, the Company has been engaging with the Ad Hoc Committee. Hurricane can now announce that it has entered into a lock-up agreement (the "Lock-up Agreement") with the Ad Hoc Committee, pursuant to which the Ad Hoc Committee agrees to support a transaction that will materially deleverage the Company's balance sheet, enhance its liquidity position and extend its debt maturity profile (the "Restructuring"), thereby providing Hurricane with the required financial flexibility to pursue a revised business strategy.

To implement the Restructuring, the Company is proposing a restructuring plan with holders of the Convertible Bonds (the "Bondholders") under Part 26A of the Companies Act 2006 (the "Restructuring Plan"). The Company will today issue a practice statement letter to Bondholders, in which further information in respect to the Restructuring Plan is contained. A copy of the practice statement letter will also be uploaded to the Company's website at www.hurricaneenergy.com for information purposes only. The Restructuring Plan is expected to be considered by the High Court of Justice at a convening hearing on 21 May 2021 virtually in London. Further information regarding the Restructuring Plan will be announced in due course and, where appropriate, uploaded to the Company's website at www.hurricaneenergy.com. The impact of the Restructuring Plan on the shareholders of the Company is further explained below.

Further information regarding the Group's operational and financial projections, which are summarised in this announcement, can be accessed in full through a slide pack, which has been uploaded to the Company's website at www.hurricaneenergy.com/investors/presentations. These slides contain information which was provided to the Ad Hoc Committee. The slides are not a standalone presentation and should be read in conjunction with this announcement, which provides important context to the operational and financial information shared with the Ad Hoc Committee.

The main components of the Restructuring are as follows:

- The Company will execute a debt for equity conversion, which entails (amongst other things):
    - A $50 million release of the principal amount outstanding under the Convertible Bonds in exchange for the issue of ordinary shares in the Company (the "Exchange Shares") comprising 95% of the fully diluted pro forma equity of the Company immediately following the Restructuring.
    - An amendment to the terms and conditions of the remaining $180 million of Convertible Bonds in accordance with the revised terms detailed below, including the provision of security and subsidiary

guarantees.

- The Company will pursue a revised business strategy which contemplates (i) an extended production case (which would see production from the Lancaster 205/21a-6 well (the "P6 well") continue until its economic limit is reached) and (ii) if supported by the Bondholders in the future, an opportunity for subsequent investments in the Lancaster field (notably a potential P8 production well drilled during the summer weather window in 2022).

As a result of entering into the Lock-up Agreement, an Event of Default (as defined in the trust deed dated 24 July 2017 in relation to the Convertible Bonds (the "Trust Deed")) has occurred. However, as explained further below, the Company expects that the Ad Hoc Committee will not take further action in relation to such Event of Default whilst the Lock-up Agreement is in effect.

The Company invites Bondholders who are not currently members of the Ad Hoc Committee to accede to the Lock-up Agreement. Any such interested Bondholder should contact Lucid Issuer Services Limited as Information Agent by email to hurricane@lucid-is.com for details on how to accede to the Lock-up Agreement. Further information on accession to the Lock-Up Agreement is
set out in the section entitled "Next Steps for Bondholders" below.

The Company has conducted a thorough review of the various alternatives to the Restructuring and has carefully considered the likely consequences for the Group and its stakeholders if the Restructuring is not implemented. In the course of its review the Company has also consulted where possible with key stakeholders including the Ad Hoc Committee. Having considered the position carefully, the Company has concluded that in all the circumstances and taking into account fluctuating oil prices, future production levels and the scope and timing of future activity on the West of Shetland portfolio and the impact of these on the Company's ability to repay or refinance its convertible bond debt in full at maturity, the implementation of the Restructuring via the Restructuring Plan is likely to provide the best outcome for the Group and its stakeholders.

Antony Maris, Chief Executive Officer, commented:

"This has been a difficult period for Hurricane and its stakeholders. Following the significant downgrade to Lancaster Field reserves and future production profiles, coupled with oil price volatility, current financial projections show we will not be in a position to repay our convertible bonds at maturity from Lancaster Field cash flows. Significant time and effort has been focused on all available technical, financial and commercial options and, after careful consideration, we believe that implementation of the proposed Restructuring will deliver the best possible outcome. We acknowledge that this proposed course of action entails significant dilution for our existing shareholders, but it marks an important and necessary step in the Company's efforts to secure a viable capital structure."

Background and Corporate Update

Hurricane is engaged in the production and development of hydrocarbons from upstream assets located in the West of Shetland basin in the UK, with a focus on the exploitation of fractured basement reservoirs. The Company's key asset, the Lancaster field, was developed utilising an early production system ("EPS") with two production wells, P6 and 205/21a-7z (the "P7z well"), to assess the performance of this complex reservoir type, provide dynamic data to help refine reserves and resource estimates, and inform potential future development phases.

However, the field has significantly underperformed, with production rates, water cut and reservoir pressure all disappointing compared to pre-production expectations. This culminated in the shut in of the P7z well in May 2020 due to high water cut, and the subsequent suspension of production guidance.

Field underperformance triggered a full technical review, which was announced to the market in June 2020. The initial results of the technical review were announced in September 2020, which included major changes to the geological model, and a significant downgrade to the reserves and resources associated with the Lancaster field. A Competent Person's Report ("CPR") by independent third-party reserves auditor ERC Equipoise Limited ("ERCE") was commissioned and published by the Company on 27 April 2021, the conclusions of which are broadly consistent with the revised estimates originally produced in September 2020.

The Lancaster field is currently only producing from the P6 well, which utilises artificial lift via an electric submersible pump ("ESP") to support production. In March 2021, pressure variability was observed in the P6 well while utilising the lower ESP, with subsequent investigations suggesting a potential partial obstruction to fluid flow above the lower ESP. Production was restored to prior rates after a well intervention which switched over to utilising the upper ESP in the well. Investigations are still ongoing into the root cause of this issue. Should the upper ESP in the P6 well fail in the future, there is a risk that the lower ESP cannot be restored to full function, in which case the Company might need to flow the well at lower rates.

Following several changes to management and its subsurface team, and with the benefit of over 18 months of production data, the Company believes it now has a much-improved technical understanding of the Lancaster field. Updated and refined business plan scenarios have therefore been developed by the Company, further details of which are included below. However, in all the scenarios currently under consideration, absent the implementation of an appropriate restructuring, the Company will not be in a position to repay its Convertible Bonds at maturity in July 2022.

Key Features of the Proposed Restructuring

The key features of the proposed Restructuring are as follows:

Pursuant to the Lock-up Agreement, the Ad Hoc Committee has undertaken to support the implementation of the Restructuring on the basis of the agreed terms set out below.

Under the Lock-Up Agreement, if implemented, the Restructuring will result in:

- an extension to the maturity date of the Convertible Bonds to 31 December 2024;
- a release of $50 million of the principal outstanding amount of the Convertible Bonds, in exchange for which the Bondholders shall be issued shares in the Company representing 95% of the fully diluted pro forma

equity of the Company immediately following the Restructuring; and

- the terms and conditions of the Convertible Bonds being subject to various amendments, and associated documents being entered into to provide additional guarantees and security to the Bondholders (the "Amended and Restated Convertible Bonds").

Unless waived by a 75% majority in value of the Bondholders who are party to or have acceded to the Lock-up Agreement, the implementation of the Restructuring is conditional on, inter alia, the Company receiving consent from the OGA to amend the Lancaster Field Development Plan (the "FDP") to permit production with flowing bottom hole pressure up to 300 psi below the bubble point of the fluid (1,605 psia at 1,240 metres TVDSS).

Event of Default

As a result of entering into the Lock-up Agreement, an Event of Default (as defined in the Trust Deed) has occurred pursuant to the Condition 10(F) of the terms and conditions of the Convertible Bonds. As the Company's ability to repay the Convertible Bonds at maturity is dependent on the implementation of the proposed Restructuring, a Potential Event of Default (as defined in the Trust Deed) has also arisen. The Company has provided notice of the Event of Default and Potential Event of Default to the Trustee as required by the Trust Deed. Noting that approximately 69% by value of the Convertible Bonds are held by the Ad Hoc Committee, and the Lock-up Agreement contains certain forbearances and an agreement not to take or encourage any action which would, or would reasonably be expected to, delay, frustrate, impede or prevent the implementation or consummation of the Restructuring, the Company does not expect the Ad Hoc Committee to take action in relation to the Event of Default while the Lock-up Agreement is in effect.

Amended and Restated Convertible Bonds

If implemented, the Restructuring would result in the release of $50m of the outstanding principal amount of the Convertible Bonds, such that the amount due on maturity of the Amended and Restated Convertible Bonds will be $180 million (subject to rounding). The Amended and Restated Convertible Bonds would bear cash interest at a rate of 9.4% per annum, payment-in-kind (PIK) interest at a rate of 5% per annum and mature in December 2024 (3.5 years from the expected closing date of the Restructuring). A mandatory redemption provision, whereby excess cashflow generated by the Group will be applied in mandatory redemption of the Amended and Restated Convertible Bonds on each interest payment date, and various general, restrictive and information covenants will be added to the Amended and Restated Convertible Bonds and included within associated documents.

If implemented, the Restructuring would result in the removal of the existing conversion options of the Convertible Bonds, and the introduction of a new maturity conversion option exercisable by the Company after December 2024 provided that, amongst other things, all production at Lancaster has ceased permanently and all remaining free cash of the Group has been applied towards outstanding liabilities under the Amended and Restated Convertible Bonds, all of which is intended to ensure continuing solvency for the Company.

The Amended and Restated Convertible Bonds will be secured and will be granted additional guarantees by certain Company subsidiaries.

Key Terms of Lock-up Agreement

The parties to the Lock-Up Agreement have undertaken to support the Restructuring, and in particular to:

- promptly take all actions which they are reasonably requested to take in order to support, facilitate, implement, consummate or otherwise give effect to the Restructuring;
- provide or agree to certain amendments, waivers and forbearances in connection with the implementation of the Restructuring;
- not take or encourage any action which would, or would reasonably be expected to, delay, frustrate, impede or prevent the implementation or consummation of the Restructuring; and
- not transfer or sub-participate any of their debt subject to the Lock-Up Agreement unless the transferee or sub-participant agrees to be bound by the terms of the Lock-Up Agreement.

Implementation

For the purpose of implementing the Restructuring, it is proposed that an English Restructuring Plan under Part 26A of the Companies Act 2006 will be utilised, which will require the support of at least 75% (by value) of the Bondholders present (virtually) or by proxy and voting at a meeting convened by the court. The convening hearing of the court will be held virtually on 21 May 2021. Thereafter, details of the Bondholder plan meeting convened by the court will be published in due course. The Bondholder plan meeting is intended to be held virtually via video conference.

If sanctioned by the court, the effect of the issue of the Exchange Shares will be to substantially dilute the shareholdings of existing shareholders. The Company considers that the restrictions on the directors' power to allot shares, which would otherwise require approval of the shareholders, and the shareholders' statutory pre-emption rights in connection with an allotment of shares, will be disapplied in relation to the Exchange Shares by sections 549(3A) and 566A of the Companies Act 2006 upon sanction of the Restructuring Plan by the court. There will therefore be no meeting of shareholders to vote on the proposed issuance of Exchange Shares, nor will shareholders have a right of pre-emption in relation to the issue of the Exchange Shares.

Maintenance of Trading on AIM

The Company intends to apply for the new ordinary shares resulting from the Restructuring to be admitted to trading on AIM. The Company also intends to take the necessary actions to ensure that the admission of the Company's shares to trading on AIM continues without interruption. The Board is no longer considering a Main Market listing.

Failure to Implement the Restructuring

In the event that the Restructuring Plan is not approved by the Bondholders at the plan meeting, or if it is approved by Bondholders but not sanctioned by the court the Restructuring Plan will not be capable of being implemented. In that scenario, it is likely that there would be a controlled wind-down of the Group's operations followed by an insolvent liquidation of the Company.

Updated Business Strategy

The Company has developed updated business plan scenarios and together with its advisers has reviewed in detail these future development options for the Lancaster field. In particular, this process has taken into consideration:

- projected investment requirements and associated liquidity constraints;
- the need to ensure the viability and sustainability of Hurricane's balance sheet; and
- current reliance on production from the P6 well.

With these factors in mind, a summary of three investment scenarios that have been discussed with the Ad Hoc Committee is set out below. These scenarios incorporate different oil price and technical assumptions to those included in the ERCE CPR, but are within the ranges of Reserves and Contingent Resources estimated by ERCE.

No further activity ("NFA")

- Assumes no further investment in the Lancaster field, with Hurricane executing a wind-down of operations commencing when production from the field is no longer economic. Decommissioning would follow as soon as practical after production ceases
- Economic limit: February 2024 (at the forward curve[1]) with potential future recovery from the Lancaster field of 10.0 MMbbls (at 1 Jan 2021)[2]
- Based on the NFA scenario, the Company expects Lancaster field production to average 8,500 - 10,500 bopd in 2021, based on production from the P6 well alone on artificial lift via ESP and a 90% production efficiency estimate. Lancaster has averaged 11,100 bopd year to date and is currently producing from the P6 well at 11,700 bopd with an associated water cut of 28%.

Drilling a side-track of the existing P7z well in 2022 ("P8 2022")

- Assumes a side-track of the existing P7z well (the "P8 well") is sanctioned by mid-2021 and drilled in 2022
- The P8 well would be designed to accelerate production, achieve a higher operating margin and improve production resiliency
- First oil assumed in July 2022
- Estimated capital expenditure of $84 million, with a material proportion of this figure committed at project sanction
- Economic limit: August 2023 (at the forward curve[1]), earlier than the NFA case due to accelerated production of reserves, with potential future recovery from the Lancaster field of 11.6 MMbbls (at 1 Jan 2021)[2]

Drilling of a water injector well in 2023 ("P8 + WI 2023")

- Assumes that a water injector is sanctioned by mid-2022 (following completion of the P8 well operations) and drilled in the summer of 2023 to improve the sweep efficiency of the Lancaster reservoir and support reservoir pressure
- A seismic campaign in the summer 2022 may be required to optimise design and downhole location of the water injector
- Drilled from a seabed location within 400 metres of the existing Lancaster manifold utilising existing Lancaster subsea infrastructure (flowline, riser and umbilical)
- Requires refurbishment of existing water injection plant onboard the Aoka Mizu FPSO
- Estimated capital expenditure of $96 million (in addition to the P8 expenditure above and including a seismic programme during summer 2022)
- Economic limit: May 2025 (at the forward curve[1]) with potential future recovery from the Lancaster field of 18.7 MMbbls (at 1 Jan 2021)[2]

(1) *Based on YTD actual Brent price and Forward Curve (as of 23 Apr 21)*

(2) *Assuming extension of Bluewater contract on existing terms - i.e. for a further 3 year team. Note: this has been assumed for illustrative purposes only. Hurricane's ability to deliver its selected business strategy is predicated on amendments to the existing Bluewater terms, meaning that a 3 year extension is unlikely to be the chosen outcome. It is therefore envisaged that the Company and Bluewater may enter into amended agreements as part of, or shortly after, implementation of the transaction. If no such amendments are agreed, the charter contract will likely terminate in June 2022 when the existing charter period comes to an end.*

The cases above are estimated projections, based on the Company's current estimates of factors including future production, oil prices, operating costs, financing costs and capital expenditure costs, at a point in time. Whilst the Company has taken reasonable care to ensure insofar as is possible that the projections are reasonable, the assumptions, and thus the projected outcomes, are expected to change in the future. These projections do not constitute a profit forecast and have not been reported on by a reporting accountant. Unlike a forecast, where the Company would be required by the AIM Rules for Companies to report on a continuous basis, the Company will not be reporting performance to the above cases and it expressly cautions against the information above being used for any forward-looking purpose after this date.

Instead, the Company proposes to announce, in addition to its general obligations under MAR and the AIM Rules, updates which may include, amongst other things:

- monthly production, average water cut and bottom hole pressure for each producing well;
- monthly estimated revenue generated and estimated average price for Lancaster crude sales;
- quarterly summary of net free cash, the Group's decommissioning and abandonment liability and excess cash to be applied in the mandatory redemption of the Amended and Restated Convertible Bonds;
- upon the Company seeking approval from its Bondholders in relation to further investment, a summary of the forecast production profile and associated capital or investment expenditure;

- in March and September of each year, a production forecast for the next 6-month period;
- if it is reasonably expected that a material breach of the Lancaster FDP (or any associated production consent or flare consent) would occur, a reasonably detailed summary of the reservoir simulation model forecasts and estimated timing of when such breach could occur; and
- if, at any time, the Company reasonably expects the production during any continuous 3-month period to fall materially below the average production forecasted, an announcement of such expectation.

The most likely scenario for the Company is that no further investment activity is sanctioned in the near term. This will require stakeholders to provide support and concessions, which will be required to extend the life of the field, but would not require further investment in the Lancaster field. The Company does not consider that such a scenario is likely to generate sufficient value to make possible any return for shareholders. The P8 2022 and P8 + WI 2023 scenarios outlined above represent future development opportunities, which, subject to support of the Bondholders at the time and potential investment from third parties, could increase oil recovery from the Lancaster field.

In April 2021, the Offshore Petroleum Regulator for Environment & Decommissioning ("OPRED") formally requested that the Company increase the amount of decommissioning security for the Lancaster field by £11.2 million ($15.7 million), in order for the security to be in place on a pre-tax basis. Accordingly, the Company expects to classify this amount as restricted cash in May 2021, which will result in a total of £28.0 million ($39.2 million) of cash restricted as decommissioning security.

Hurricane continues to evaluate the potential of the Lincoln and Warwick Crest discoveries on the Greater Warwick Area ("GWA") licence, where Hurricane has a 50% working interest. The OGA recently approved an extension of the deadline to plug and abandon the Lincoln-14 well to 31 October 2021 (from 30 June 2021) to allow for completion of operations in the summer 2021 weather window. The GWA joint venture has contracted a rig for the Lincoln-14 plug and abandonment, with a gross budgeted cost of $13 million for this activity. The GWA joint venture also has a commitment to drill a well on the licence by 30 June 2022. Pending further evaluation and planning, the estimated net cost of this well is not included in the forecasts detailed below.

Key Assumptions and Outputs from Business Planning

The following disclosures summarise the oil price assumptions and operational and financial projections shared with the Ad Hoc Committee during the balance sheet restructuring discussions.

Annual Average Production Forecast (kbbl/day)[1,4]

	2021	2022	2023	2024	2025	2026
No Further Activity	9.9	8.7	7.7	1.0	-	-
P8 2022	9.9	14.2	7.7	-	-	-
P8 + WI 2023	9.9	14.2	12.7	10.7	3.6	-

Oil Price Forecast Assumptions ($/bbl)[2]

	2021	2022	2023	2024	2025	2026
Forward Curve *(as of April 23, 2021)*	63.4	61.0	58.9	57.5	56.8	56.5

Annual Net Free Cash Balance Forecast ($m)[3][4]

	2021	2022	2023	2024	2025	2026
No Further Activity	78	78	71	-	-	-
P8 2022	102	113	61	46	-	-
P8 + WI 2023	102	108	104	67	89	91

Note: Cash balances reflect the proposed restructuring terms; Current Bluewater FPSO terms assumed in all cases; Net Free cash defined as current unrestricted cash (i.e. excluding escrowed amounts relating to decommissioning and early termination of Bluewater FPSO), plus current trade and other receivables, current oil price derivatives, less current financial trade and other payables

(1) Includes YTD actual average monthly production for January-March 2021

(2) Includes YTD actual average monthly Brent price for January-March 2021

(3) Based on YTD actual Brent price and Forward Curve (as of 23-Apr-21)

(4) Assumes extension of Bluewater contract on existing terms - i.e for a further 3 year term. Note: this has been assumed for illustrative purposes only. Hurricane's ability to deliver its selected business strategy is predicated on amendments to the existing Bluewater terms, meaning that a 3 year extension is unlikely to be the chosen outcome. It is therefore envisaged that the Company and Bluewater may enter into amended agreements as part of, or shortly after, implementation of the transaction. If no such amendments are agreed, the charter contract will likely terminate in June 2022 when the existing charter period comes to an end.

Key Risks Relating to the Investment Cases Outlined Above

The investment cases outlined above are subject to a number of risks. These are outlined below, and broadly classified as operational, reservoir and investment risks:

- ***Operational:*** Primarily the scenarios outlined above rely on extended production from the P6 well. Relying on production from a single well as the Company's only source of revenue until such time as a further production well is brought onstream. There remain several risks relating to well failure, including risk of ESP failure (associated with run time) and multiple single point failure risks which can only be mitigated by additional well stock
- ***Reservoir:*** The geology of the Company's licence areas and the behaviour of the associated reservoirs rely on various assumptions and interpretation techniques, and the performance of fractured basement reservoirs is difficult to predict. There is a risk that the reservoirs do not behave as expected, such as significantly higher water production than predicted or reserves/resources being less than expected
- ***Cost inflation:*** Depending on the contract environment when investment decisions are made and materials procured

- ***Oil price:*** Fluctuations in oil price could lead to revenue falling below levels required to cover field running costs
- ***Regulatory Risk:*** There is a risk that changes in the regulatory environment affect the Company's ability to carry out planned programmes and/or the returns expected to be achieved from the Company's assets
- ***Production below Bubble Point:*** The Lancaster field production forecasts used in the Company's business planning and bondholder engagement require OGA approval for production to continue below bubble point. The Company is confident it will obtain approval from the OGA, providing the Company with a rolling 3-month consent to produce below bubble point, although this is subject to quarterly review of operating procedures to ensure gas liberated in the reservoir is not produced
- ***Key personnel:*** The Company depends on certain of its key personnel having expertise in the areas of exploration and development, operations, engineering, business development, oil and gas marketing, finance and accounting. The loss of the services of any key personnel could have a material adverse effect on the Company
- ***Future decommissioning liabilities:*** The Company, through its licence interests, has undertaken certain obligations in respect of the decommissioning of its wells, fields and related infrastructure. These liabilities are derived from legislative and regulatory requirements. It is difficult to accurately forecast the costs that the Company will incur in satisfying its decommissioning obligations
- ***Reliance on third party services and equipment:*** The Company's operations are dependent on the availability of an FPSO (the Aoka Mizu), rigs, equipment, and offshore services, leased or contracted from third party providers and suppliers. There is a risk the Company is unable to secure or extend third party services. In particular, the FPSO is hired on charter from Bluewater. Under the terms of the agreement the Company may elect to extend the FPSO term periodically. If the Company is unable to, or elects not to, extend the FPSO charter on existing or amended terms, there is a material risk to ongoing production from the Lancaster field

Next Steps for Bondholders

Questions about the Restructuring should be directed to the Company and Lucid Issuer Services Limited. Details of how to accede to the Lock-up Agreement should be directed to Lucid Issuer Services Limited as the Information Agent, by email to hurricane@lucid-is.com. All Bondholders are eligible to participate in the Lock-up Agreement and may accede to the Lock-up Agreement at any time by completing an Accession Letter to the Lock-up Agreement. No consent fee will be payable to Bondholders in connection with accession to the Lock-Up Agreement. In support of their Accession Letters, Bondholders will be able to confirm their positions in the Bonds electronically via the clearing systems until 12 May 2021. After such date, Bondholders wishing to accede to the Lock-up Agreement should contact Lucid Issuer Services Limited as the Information Agent by email to hurricane@lucid-is.com. All documentation relating to the Lock-up Agreement, together with any updates, will be available on the dedicated website https://deals.lucid-is.com/hurricane. Bondholders will require a password to access the website. A password may be obtained by emailing hurricane@lucid-is.com.

For additional information, Bondholders are encouraged to get in touch with the Ad Hoc Committee via their financial advisor Houlihan Lokey (ProjectHavenHL@hl.com).

Next Steps for Shareholders

Questions about the Restructuring should be directed to the Company by email to communications@hurricaneenergy.com. Further information regarding the Restructuring Plan will be announced in due course and, where appropriate, uploaded to the Company's website at www.hurricaneenergy.com. A copy of the practice statement letter will be uploaded to the Company's website at www.hurricaneenergy.com for information purposes only. The Restructuring does not require shareholder approval and no action is required to be taken by shareholders.

-ends-

Contacts:

Hurricane Energy plc Antony Maris, Chief Executive Officer Philip Corbett, Head of Investor Relations	+44 (0)1483 862 820
Evercore Partners International LLP Financial Advisor Stephan Chischportich / Gent Kadare Project-HavenEvercore@Evercore.com	+44 (0)20 7653 6000
Stifel Nicolaus Europe Limited Nominated Adviser & Corporate Broker Callum Stewart	+44 (0)20 7710 7600
Investec Bank plc Joint Corporate Broker Chris Sim / Rahul Sharma	+44 (0)20 7597 5970
Vigo Communications Public Relations Patrick d'Ancona / Ben Simons hurricane@vigocomms.com	+44 (0)20 7390 0230
Lucid Issuer Services Limited Information Agent David Shilson / Sunjeeve Patel https://deals.lucid-is.com/hurricane	+ 44 (0)20 7704 0880

About Hurricane

Hurricane was established to discover, appraise and develop hydrocarbon resources associated with naturally fractured basement reservoirs. The Company's acreage is concentrated on the Rona Ridge, in the West of Shetland

region of the UK Continental Shelf.

The Lancaster field (100% owned by Hurricane) is the UK's first producing basement field. Hurricane has pursued a phased development of Lancaster, initially starting with an Early Production System consisting of two wells tied-back to the Aoka Mizu FPSO. Hydrocarbons were introduced to the FPSO system on 11 May 2019 and the first oil milestone was achieved on 4 June 2019.

In September 2018, Spirit Energy farmed-in to 50% of the Lincoln and Warwick assets, committing to a phased work programme targeting sanction of an initial stage of full field development.

Visit Hurricane's website at www.hurricaneenergy.com

Prior to publication, this document contained inside information under Regulation (EU) 596/2014 on market abuse.

Review by Qualified Person

The technical information in this release has been reviewed by Antony Maris, Chief Executive Officer, who is a qualified person for the purposes of the AIM Guidance Note for Mining, Oil and Gas Companies. Mr Maris is a petroleum engineer with 35 years' experience in the oil and gas industry. He has a B.Sc.(Eng.) Petroleum Engineering (Hons) from the Imperial College of Science and Technology (University of London) Royal School of Mines A.R.S.M. and an MBA from Kingston Business School.

Standard

Reserves and resource estimates for the Lancaster field contained in this announcement have been prepared in accordance with the Petroleum Resource Management System guidelines endorsed by the Society of Petroleum Engineers, World Petroleum Congress, American Association of Petroleum Geologists and Society of Petroleum Evaluation Engineers.

Glossary

bbls/d	Barrels per day
FDP	Field development plan
FDPA	Field development plan amendment
FPSO	Floating production storage offloading vessel
kbopd	Thousands of barrels of oil per day
MMbbls	Millions of barrels
OGA	Oil & Gas Authority
Psi	Pounds per square inch
Psia	Pounds per square inch absolute
TVDSS	Total vertical depth subsea

Disclaimer

*This announcement may contain projections, estimates, forecasts, targets, prospects, returns and/or opinions in relation to the Company (together the "**Forecasts**"). These Forecasts can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "aims," "targets," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology. The Forecasts involve significant assumptions and subjective judgments which may or may not prove to be correct and there can be no assurance that any Forecasts are a reliable indicator of future performance, nor that they are attainable or will be realised. There are a number of risks, uncertainties and factors that could cause actual results and developments to differ materially from those expressed or implied by any statements and Forecasts made in the Presentation. If one or more of these risks or uncertainties materialise, or if any underlying assumptions prove incorrect, the Company's actual results of operations, financial condition and liquidity and the development of the industry in which it operates may differ materially from those made in or suggested by the Forecasts. No reliance may be placed, for any purpose, on the Forecasts or the information contained in this announcement.*

The completion of the Restructuring is subject to various conditions, including but not limited to the approval of the transaction and agreement of its terms by prescribed percentages of the Bondholders. There can be no assurance that the Restructuring will be completed on the terms currently envisaged, or at all.

U.S. Securities Law Disclaimer

This announcement, and the transactions to which it relates, has been issued in respect of securities of a non-U.S. company. Any offer of securities contemplated hereby is subject to disclosure requirements of a country other than the

United States that are different from those of the United States.

Financial statements included in this announcement, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for a U.S. holder of the Convertible Bonds to enforce their rights and any claim they may have arising under U.S. federal securities laws, since the Company is located in a foreign country and all of its officers and directors are residents of a foreign country. A U.S. holder of the Convertible Bonds may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

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